EXHIBIT 19.1

The Sherwin-Williams Company
Insider Trading Policy

Purpose

This Insider Trading Policy (the “Policy”) provides guidelines with respect to transactions in the securities of The Sherwin-Williams Company (“Sherwin-Williams,” “we,” or “us”) and the companies with which we do business while in the possession of material nonpublic information relating to Sherwin- Williams or such other companies. We have adopted this Policy to promote compliance with federal, state and foreign securities laws that prohibit persons who are aware of material nonpublic information about a company from: (i) trading in securities of that company; or (ii) providing (or “tipping”) material nonpublic information to other persons who may trade on the basis of that information.

Persons Subject to this Policy

This Policy applies to Sherwin-Williams, all members of Sherwin-Williams’ Board of Directors, and all officers and other employees of Sherwin-Williams and its subsidiaries. This Policy also applies to family members, other members of a person’s household and entities controlled by a person covered by this Policy, as described below. References to “you” and “your” in this Policy refer only to directors, officers, and other employees of Sherwin-Williams or its subsidiaries.

Transactions Subject to this Policy

This Policy applies to transactions in Sherwin-Williams securities (“SW Securities”), including our common stock, stock options, restricted stock, restricted stock units, and any other type of securities that we may issue, including (but not limited to) preferred stock, non-convertible debt securities such as senior notes, convertible debt securities and warrants, as well as derivative securities that are not issued by us, such as exchange-traded put or call options that derive their value from SW Securities. This Policy also applies to transactions in securities of other companies, as described below.

Individual Responsibility

You are responsible for making sure that you comply with this Policy, and that any of your family members, household members or entities whose transactions are subject to this Policy (as discussed below) also comply with this Policy. You are also responsible for determining whether you are in possession of material nonpublic information. Any action on the part of Sherwin-Williams or any employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate you from liability under applicable securities laws.

Consequences of Violations

It is important that you understand the breadth of activities that constitute illegal insider trading and the resulting consequences, which may be severe. Both the SEC and the NYSE investigate and are effective at detecting insider trading. Insider trading violations are pursued vigorously by the SEC, the NYSE, U.S. Attorneys and state enforcement authorities, as well as enforcement authorities under the laws of foreign jurisdictions. Punishment for insider trading violations is severe and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

In addition, your failure to comply with this Policy may subject you to disciplinary action up to and including termination of employment, whether or not your failure to comply results in a violation of law.

Statement of Policy

It is our policy that neither Sherwin-Williams nor any director, officer or other Sherwin-Williams employee (or any other person designated by this Policy or by us as subject to this Policy), while aware of material nonpublic information relating to Sherwin-Williams, may, directly or indirectly through family members or other persons or entities:

1.Engage in transactions in SW Securities, except as otherwise specified in this Policy under the headings “Special Types of Transactions” and “Rule 10b5-1 Plans.”

2.Provide (or “tip”) material nonpublic information relating to Sherwin-Williams to anyone who may trade in SW Securities while aware of such information. This practice can result in the same penalties as trading even though you did not trade (and did not gain any benefit). Thus, you may not pass along material nonpublic information relating to Sherwin-Williams, or recommend buying or selling SW Securities, either within Sherwin-Williams to persons whose jobs do not require them to have that information, or outside of Sherwin-Williams to individuals or entities including, but not limited to, family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with our policies regarding the protection or authorized external disclosure of such information.

3.Assist anyone engaged in the above activities.

In addition, it is our policy that no director, officer or other Sherwin-Williams employee (or any other person designated as subject to this Policy) who, in the course of working for Sherwin-Williams, learns of material nonpublic information about a company (i) with which we do business, including current or prospective customers, suppliers and other business partners, or (ii) that is involved in a potential transaction or business relationship with Sherwin-Williams, may trade (or provide such material nonpublic information to anyone who may trade) in that company’s securities until the information becomes public or is no longer material. You should treat material nonpublic information of our business partners with the same care required with respect to information related directly to Sherwin-Williams.

There are no exceptions to this Policy, except as specifically noted herein. This Policy applies both to purchases of securities and sales of securities, regardless of how or from whom the material nonpublic information was obtained. The securities laws do not recognize any mitigating circumstances, and therefore, transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency), as well as small transactions, are not excepted from this Policy.

Definition of Material Nonpublic Information

When Information Is Considered Material. Information is considered “material” if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities. Any information, whether it is positive or negative, that could be expected to affect our stock price should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to list all categories of material information, some examples of information that ordinarily would be regarded as material are:
•Financial results;
•Projections or guidance of future sales or earnings, or changes to previously announced sales or earnings guidance;
•A pending or proposed merger, acquisition, divestiture, tender offer, joint venture, or acquisition or disposition of a significant asset;
•A restructuring;
•The gain or loss of a significant customer or supplier;
•A significant change in management;

•The development of a significant new product;
•Significant raw material shortages or discoveries;
•Significant pending or threatened litigation or government investigations;
•A significant disruption in operations or loss, potential loss, breach or unauthorized access of property or assets, including as a result of a cybersecurity incident, cyber attack or otherwise;
•A change in dividend policy, the declaration of a stock split, an offering of additional securities, or the establishment, termination or amendment of a repurchase program for SW Securities;
•Significant bank borrowings or other financing transactions out of the ordinary course;
•Extraordinary items for accounting purposes;
•A change in auditors or notification that the auditor’s reports may no longer be relied upon; and
•Impending bankruptcy or the existence of severe liquidity problems.
When Information Is Considered Public. Information that has not been disclosed to the public is generally considered to be nonpublic information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed through newswire services, broadcast on widely-available radio or television programs, published in a widely-available newspaper, magazine or news website, or disclosed publicly in documents filed with the SEC that are available on the SEC’s website. By contrast, information would likely not be considered widely disseminated if it is available only to our employees, or if it is only available to a select group of analysts, brokers and institutional investors. The circulation of rumors, even if accurate and reported in the media, does not constitute effective widespread dissemination.

Once information is widely disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information. As a general rule, one full trading day should elapse following dissemination before the information is considered fully absorbed. Therefore, if the information is widely disseminated before the commencement of trading on a Monday, transactions in SW Securities can take place starting on Tuesday. However, if the information is widely disseminated on a Monday after trading begins, transactions in SW Securities cannot take place until Wednesday.

Transactions by Family Members and Others
This Policy applies to your family members who reside with you (such as a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in SW Securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in securities (“Family Members”). This Policy also applies to entities that you influence or control, including any corporations, partnerships or trusts (“Controlled Entities”). You are responsible for the transactions of these other persons and entities and therefore should make them aware of the need to confer with you before they trade in SW Securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. In all cases, you must ensure that persons whose trading activities you directly or indirectly influence, or those whose trading activities would reasonably be perceived by others to be under your influence, comply with this Policy. This Policy does not, however, apply to securities transactions of Family Members or Controlled Entities where the purchase or sale decision is made by a third party not controlled by, influenced by, or related to you or your Family Members.

Special Types of Transactions

Stock Options. This Policy does not apply to the exercise of employee stock options (where no shares of stock are sold to fund the exercise), or when you direct, or Sherwin-Williams is required, to withhold shares for you to pay withholding taxes upon exercise. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, any other market sale of stock for the purpose of generating the cash needed to pay the exercise price of an option, or any market sale of stock following exercise.

Restricted Stock and Restricted Stock Units. This Policy does not apply to the vesting of restricted stock and restricted stock units under our stock plans, or when you direct, or Sherwin-Williams is required, to withhold shares or units for you to pay withholding taxes upon vesting. This Policy does apply, however, to any market sale of stock upon vesting.

401(k) Plan and Deferred Compensation Plans. This Policy does not apply to purchases of SW Securities in our 401(k) Plan, our Deferred Compensation Plans or similar employee benefit plans resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. This Policy does apply, however, to elections to participate in such plans and certain elections you may make under these plans, including: (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to your Sherwin-Williams stock fund; (b) an election to switch an existing account balance into or out of your Sherwin-Williams stock fund; (c) an election to borrow money against your plan account if the loan will result in a liquidation of some or all of your Sherwin-Williams stock fund; (d) an election to withdraw money from your plan account if the withdrawal will result in a liquidation of some or all of your Sherwin-Williams stock fund; and (e) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to your Sherwin-Williams stock fund.

Dividend Reinvestment Plan. This Policy does not apply to purchases of SW Securities under our (or a broker-sponsored) dividend reinvestment plan resulting from your reinvestment of dividends paid on SW Securities. This Policy does apply, however, to voluntary purchases of SW Securities resulting from additional contributions you choose to make to the dividend reinvestment plan, and to your election to participate in the plan or increase your level of participation in the plan. This Policy also applies to your sale of any SW Securities pursuant to the plan.

Other Similar Transactions. Any other purchase of SW Securities from Sherwin-Williams or sales of SW Securities to Sherwin-Williams are not subject to this Policy.

Gifts. Bona fide gifts, including gifts to charities, family members and family trusts, of SW Securities are subject to this Policy.

Mutual Funds. Transactions in mutual funds that are invested in SW Securities are not subject to this Policy.

Transactions that Create Heightened Legal Risk
We have determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if the persons subject to this Policy engage in certain types of transactions. Accordingly, the following transactions are subject to this Policy.

Short Sales. “Short” sales of stock are transactions where you borrow stock, sell it, and then buy stock at a later date to replace the borrowed stock. Short sales of SW Securities by Sherwin-Williams, any Sherwin-Williams director, officer or employee, Family Members, and Controlled Entities are prohibited by this Policy. In addition, Section 16(c) of the Securities Exchange Act of 1934 (the “Exchange Act”) prohibits executive officers and directors from engaging in short sales.

Publicly-Traded Put and Call Options. A put is an option or right to sell a specific stock at a specific price before a set date, and a call is an option or right to buy a specific stock at a specific price before a set date. Generally, call options are purchased when a person believes that the price of a stock will rise, whereas put options are purchased when a person believes that the price of a stock will fall. Transactions in put options, call options or other derivative securities, on an exchange or in any other organized market, by Sherwin-Williams, any Sherwin-Williams director, officer or employee, and their respective Family Members and Controlled Entities, are prohibited by this Policy.

Hedging Transactions. “Hedging transactions” can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds or through other transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of SW Securities. Such hedging transactions might otherwise permit a Sherwin-Williams director, officer or employee to continue to own SW Securities obtained through equity compensation plans or otherwise, but without the full rewards and risks of ownership. Accordingly, hedging transactions by any Sherwin-Williams director, officer or employee, and their respective Family Members and Controlled Entities, are prohibited under this Policy.

Margin Accounts and Pledging Securities. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in SW Securities, directors and those employees subject to the preclearance procedures (as described below) are prohibited from holding SW Securities in a margin account or otherwise pledging SW Securities as collateral for a loan.

Standing and Limit Orders. Standing (good until cancelled) and limit orders are orders placed with a broker to sell or purchase stock at a specific price. Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 plans, as described below) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a director, officer or other employee is in possession of material nonpublic information. We therefore urge you to use caution when placing standing or limit orders on SW Securities. If you determine that you must use a standing order or limit order, the order should be limited to a short duration and should otherwise comply with the restrictions and procedures outlined below under the heading “Additional Procedures.”

Additional Procedures

We have established additional procedures in order to assist us in the administration of this Policy to facilitate compliance with insider trading laws and to avoid even the appearance of any impropriety. These additional procedures are applicable only to those individuals described below.

Preclearance Procedures. Certain designated persons may not engage in any transaction in SW Securities without first obtaining preclearance of the transaction from Sherwin-Williams by contacting either our Chief Financial Officer or our General Counsel.

The following persons are subject to the preclearance procedures:
•Directors;
•Corporate Officers;
•Operating Management;
•Other persons designated by our Chief Executive Officer, Chief Financial Officer or Chief Legal Officer; and
•Family Members and Controlled Entities of such persons.

We are under no obligation to approve a transaction submitted for preclearance and may determine not to permit the transaction. When planning transactions, you should keep in mind that your request may be denied. If you seek preclearance and your request is denied, then you should refrain from initiating any transaction in SW Securities and should not inform any other person of the restriction. When you seek preclearance, you should carefully consider whether you may be aware of any material nonpublic information about Sherwin-Williams and should describe fully those circumstances to either our Chief Financial Officer or our General Counsel.

Approval of a transaction is valid only for the trading day for which the approval is granted. If the transaction order is not placed on an approved trading day, preclearance of the transaction must be re- requested.

Quarterly Blackout Periods. Certain designated persons may not conduct any transactions involving SW Securities (other than as specified by this Policy) during “Quarterly Blackout Periods.” Quarterly Blackout Periods begin on the 15th day of the third month of each calendar quarter and generally end when one full trading day has elapsed following the public release of our earnings results for that quarter. Therefore, if our earnings results are released before the commencement of trading on a Monday, transactions in SW Securities can take place starting on

Tuesday. However, if our earnings results are released on a Monday after trading begins, transactions in SW Securities cannot take place until Wednesday. In some instances, we may choose to extend the Quarterly Blackout Period until one full trading day has elapsed following the filing of our Form 10-Q or Form 10-K, as applicable, reporting the earnings results.

The following persons are subject to Quarterly Blackout Periods:
•Directors;
•Corporate Officers
•Operating Management;
•Employees in the Corporate Executive Department;
•Employees in the Corporate Strategy and Development Department;
•Designated employees in the External Reporting, Corporate Accounting and Tax Departments;
•Other persons designated by our Chief Executive Officer, Chief Financial Officer or Chief Legal Officer ; and
•Family Members and Controlled Entities of such persons.

Event-Specific Blackout Periods. From time to time, an event may occur or information may exist that is material to Sherwin-Williams and is known by only certain directors, officers and/or employees. So long as the event or information remains material and nonpublic, certain persons designated by the Chief Executive Officer, Chief Financial Officer or General Counsel should refrain from initiating any transaction in SW Securities and should not inform any other person of the restriction.

Exceptions. Blackout Periods do not apply to those transactions to which this Policy does not apply, as described above under the heading “Special Types of Transactions.” Further, the requirements for preclearance and Blackout Periods do not apply to transactions conducted pursuant to approved Rule 10b5-1 plans, as described below under the heading “Rule 10b5-1 Plans.”

Rule 10b5-1 Plans

Rule 10b5-1 promulgated under the Exchange Act provides a defense from insider trading liability. In order to be eligible to rely on this defense, you must enter into a Rule 10b5-1 plan that meets the requirements of Rule 10b5-1 (some of which are summarized herein). If the Rule 10b5-1 plan meets the requirements, SW Securities may be purchased or sold without regard to certain insider trading restrictions. To comply with this Policy, Rule 10b5-1 plans entered into by directors and those employees subject to the preclearance procedures must be pre-approved by our Chief Legal Officer.

In general, a Rule 10b5-1 plan must be in writing and entered into outside of a Blackout Period and at a time when the person entering into the plan is not aware of material nonpublic information. A Rule 10b5- 1 plan must be entered into in good faith and not as part of a plan or scheme to evade the insider trading prohibitions of applicable laws and rules. Once a Rule 10b5-1 plan has been entered into, the person entering into the plan must act in good faith with respect to such plan. Once a Rule 10b5-1 plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The Rule 10b5-1 plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party, but you must not exercise discretion affecting the transactions, and if your broker or any other person exercises discretion in implementing transactions, you must not influence his or her actions and he or she must not possess any material nonpublic information at the time of the transactions. Once a Rule 10b5-1 plan is approved, no further pre-approval of transactions conducted pursuant to the plan is required.

Effective: December 31, 2024